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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):
[_] Form 10-K  [_] Form 20-F  [_] Form 11-K  [ ] Form 10-Q  [X] Form N-SAR

For Period Ended:     May 31, 1997


PART I--REGISTRANT INFORMATION

Full Name of Registrant

The CornerCap Group of Funds


Former Name if Applicable


Address of Principal Executive Office (Street and Number)

The Peachtree, Suite 1700
1355 Peachtree St., NE
Atlanta, Georgia 30309


PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant requests additional time to file form NSAR so that it can compile the necessary information to file a complete and accurate document with respect to its Balanced Fund Series. The Balanced Fund Series is a new series of the Registrant that was involved in a reorganization transaction. As a result, it has a fiscal year end of May 31, while the other series of registrant has a fiscal year end of March 31. Beginning with the 1998 fiscal year, both series of registrant will have a March 31 fiscal year end. The Balanced Fund Series commenced operations on May 24, 1997 and transition and start up issues have created the need for additional time.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Richard T. Bean                 (404)            870-0700

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months been filed?

    Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    This is the first NSAR report with respect to the registrant's Balanced Fund Series.


                         The CornerCap Group of Funds
          ----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: 7/31/97                           By  /s/ Richard T. Bean